Exhibit 99.31

Emera Announces Board Chair Transition

Karen Sheriff to Succeed Jackie Sheppard as next chair of Emera Inc. Board of Directors Effective February 21, 2025

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated November 14, 2023, to its short form base shelf prospectus dated October 3, 2023.

November 14, 2024

Halifax, Nova Scotia – The Board of Emera Inc (TSX:EMA) today announced plans for the transition of the Chair of its Board of Directors. Jackie Sheppard will be stepping down as the Chair of the Board after more than 10 years of dedicated service and Karen Sheriff, current Board Director, will be appointed Chair of the Board, effective February 21, 2025. Ms. Sheppard, who was appointed Chair in May 2014, will continue to serve as a Director through 2025.

The Board expressed appreciation to Ms. Sheppard for her significant contribution to Emera over the past decade and thanked her for her efforts in ensuring a timely and effective transition to the new Chair. During her tenure, Ms. Sheppard provided strong leadership through a period of significant expansion for Emera, including the acquisition of TECO in 2016, a transaction that doubled the size of the company and the successful completion of the Maritime Link project, an electrical transmission route that delivers hydroelectricity to Nova Scotia from Muskrat Falls in Newfoundland and Labrador, providing approximately 20 per cent of the province’s energy needs and a key element of its clean energy transition.

“Jackie Sheppard has been instrumental in driving Emera’s growth and evolution into a North American energy leader. In her tenure as Chair, she has repeatedly demonstrated an unwavering focus and commitment, and leaves a legacy of excellence in Board governance,” said Scott Balfour, President and Chief Executive Officer. “I would also like to welcome Karen Sheriff as Emera’s new Board Chair. She is an experienced and well-respected Director and business leader, and I am confident she will excel in this important leadership role and guide us through the next phase of Emera’s growth.”

Ms. Sheriff joined the Emera Board of Directors in February 2021 and since that time has served as a member of the Management Resources and Compensation Committee, the Risk and Sustainability Committee as well as Chair of the Nominating and Corporate Governance Committee. She has extensive leadership experience in publicly traded and private companies, as well as in regulated environments, in both Canada and the U.S. She is the former President and CEO of Q9 Networks Inc., a Canadian data centre company. Previously, from 2008 to 2014, she served as President and CEO of Bell Aliant, Inc, following 13 years of senior executive roles within the telecommunications industry. She also spent more than 10 years at United Airlines. She is an experienced Corporate Director with a demonstrated commitment to strong corporate governance. Karen has been Director on the Boards of BCE and Bell Canada since 2017. She is also a past Director of WestJet Airlines and CPP Investments.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws, including, without limitation, statements concerning: announced changes to the leadership of Emera’s board of directors; and Emera’s current expectations regarding its future performance, growth and clean energy transition. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

About Emera

Emera (TSX: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.5 million customers in Canada, the United States and the Caribbean. Our team of 7,300 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange. Additional information can be accessed at www.emera.com or www.sedarplus.ca.”

Investor Relations

David Bezanson

Vice President Investor Relations & Pensions, Emera Inc.

902-474-2126

dave.bezanson@emera.com

Media

Dina Bartolacci Seely

media@emera.com